                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission File Number 1-977

           WESTINGHOUSE DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                                 CBS CORPORATION
                               51 West 52nd Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                  Financial Statements as of December 31, 1998
                 and 1997, and Schedules as of December 31, 1998

                   (With Independent Auditors' Report Thereon)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN



                                TABLE OF CONTENTS



                                                                                                               PAGE

Independent Auditors' Report                                                                                     1

Statements of Net Assets Available for Benefits, With Fund Information                                           2

Statement of Changes in Net Assets Available for Benefits, With Fund Information                                 4

Notes to Financial Statements                                                                                    5


SCHEDULES

1 - Line 27(a) - Schedule of Assets Held for Investment Purposes                                                12

2 - Line 27(d) - Schedule of Reportable Transactions                                                            13


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 7, the Plan Sponsor has expressed its intent to terminate the Plan effective June 30, 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, with fund information as of December 31, 1998 and 1997, and the changes in net assets available for benefits, with fund information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Pittsburgh, Pennsylvania
June 8, 1999

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

      Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1998

                                                                               FUND INFORMATION
                                                         ------------------------------------------------------------
                                                                             PARTICIPANT DIRECTED
                                                         ------------------------------------------------------------
                                                                                   FIDELITY       CBS
                                                           FIXED      VANGUARD      GROWTH       COMMON
                                                          INCOME       MUTUAL      & INCOME      STOCK         LOAN
                                                           FUND         FUND         FUND         FUND         FUND         TOTAL
                                                         --------     --------     --------     --------     --------     --------
Investments, at fair value:
    Registered investment companies                      $   --         97,000       23,724         --           --        120,724
    CBS common stock                                         --           --           --        110,153         --        110,153
    Loans to participants                                    --           --           --           --           --           --
    Interest-bearing cash                                    --             12         --            121         --            133
                                                         --------     --------     --------     --------     --------     --------
                                                             --         97,012       23,724      110,274         --        231,010
Investments, at contract value:
    Beneficial interest in the Master
       Trust, net of fees (note 4)                        116,845         --           --           --           --        116,845
                                                         --------     --------     --------     --------     --------     --------
                   Total investments                      116,845       97,012       23,724      110,274         --        347,855
Receivables:
    Interest and dividends                                   --            698         --           --           --            698
                                                         --------     --------     --------     --------     --------     --------
                   Total assets                           116,845       97,710       23,724      110,274         --        348,553
Liabilities                                                  --           --           --           --           --           --
                                                         --------     --------     --------     --------     --------     --------
                   Net assets available for benefits     $116,845       97,710       23,724      110,274         --        348,553
                                                         ========     ========     ========     ========     ========     ========

See accompanying notes to financial statements.

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

      Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1997

                                                                               FUND INFORMATION
                                                         ----------------------------------------------------------
                                                                             PARTICIPANT DIRECTED
                                                         ----------------------------------------------------------
                                                                                  FIDELITY      CBS
                                                         FIXED       VANGUARD      GROWTH      COMMON
                                                         INCOME       MUTUAL      & INCOME     STOCK        LOAN
                                                          FUND         FUND         FUND        FUND        FUND         TOTAL
                                                       -----------   ---------   ----------   ---------   ---------   -----------
Investments, at fair value:
    Registered investment companies                    $      --       823,578      156,626        --          --         980,204
    CBS common stock                                          --          --           --       336,741        --         336,741
    Loans to participants                                     --          --           --          --       384,427       384,427
    Interest-bearing cash                                     --          --           --            31        --              31
                                                       -----------   ---------   ----------   ---------   ---------   -----------
                                                              --       823,578      156,626     336,772     384,427     1,701,403
Investments, at contract value:
    Beneficial interest in the Master
       Trust, net of fees (note 4)                       2,609,580        --           --          --          --       2,609,580
                                                       -----------   ---------   ----------   ---------   ---------   -----------
                   Total investments                     2,609,580     823,578      156,626     336,772     384,427     4,310,983
Receivables:
    Interest and dividends                                    --          --           --             4        --               4
                                                       -----------   ---------   ----------   ---------   ---------   -----------
                   Total assets                          2,609,580     823,578      156,626     336,776     384,427     4,310,987
Liabilities:
    Plan transfer (note 6)                              (2,474,304)   (733,029)    (137,375)   (235,233)   (383,915)   (3,963,856)
                                                       -----------   ---------   ----------   ---------   ---------   -----------
                   Net assets available for benefits   $   135,276      90,549       19,251     101,543         512       347,131
                                                       ===========   =========   ==========   =========   =========   ===========


See accompanying notes to financial statements.

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, With Fund Information


                          Year Ended December 31, 1998

                                                                              FUND INFORMATION
                                                         ---------------------------------------------------------
                                                                            PARTICIPANT DIRECTED
                                                         ---------------------------------------------------------
                                                                                  FIDELITY      CBS
                                                           FIXED      VANGUARD     GROWTH      COMMON
                                                           INCOME      MUTUAL     & INCOME      STOCK       LOAN
                                                            FUND       FUND         FUND        FUND        FUND       TOTAL
                                                          --------    --------    --------    --------    --------    --------
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation) in fair value of
         investments                                      $   --        32,985      (4,417)     16,162        --        44,730
       Interest on participant loans                            14        --          --          --          --            14
       Interest, dividends and other                          --         2,729          45         180        --         2,954
       Net investment gain from the Master
         Trust (note 4)                                     22,719        --          --          --          --        22,719
                                                          --------    --------    --------    --------    --------    --------
                  Total investment income                   22,733      35,714      (4,372)     16,342        --        70,417
Contributions:
    Employer's contributions                                   527        --          --          --          --           527
    Participants' contributions                              1,054        --          --          --          --         1,054
                                                          --------    --------    --------    --------    --------    --------
                  Total contributions                        1,581                                            --         1,581
                                                          --------    --------    --------    --------    --------    --------
                  Total additions                           24,314      35,714      (4,372)     16,342        --        71,998
Deductions from net assets attributed to:
    Benefits paid to participants                          (31,420)    (28,513)       --          --          --       (59,933)
    Loans to participants, net of repayments                   512          --        --          --          (512)       --
                                                          --------    --------    --------    --------    --------    --------
                  Total deductions                         (30,908)    (28,513)       --          --          (512)    (59,933)
                                                          --------    --------    --------    --------    --------    --------
                  Net (decrease) increase prior to
                    interfund and plan transfers            (6,594)      7,201      (4,372)     16,342        (512)     12,065

Interfund transfers                                          2,602         205         479      (3,286)       --          --
Plan transfers (note 6)                                    (14,439)       (245)      8,366      (4,325)       --       (10,643)
                                                          --------    --------    --------    --------    --------    --------
                  Total transfers                          (11,837)        (40)      8,845      (7,611)       --       (10,643)
                                                          --------    --------    --------    --------    --------    --------
                  Net increase (decrease)                  (18,431)      7,161       4,473       8,731        (512)      1,422
Net assets available for benefits:
                  Beginning of year                        135,276      90,549      19,251     101,543         512     347,131
                                                          --------    --------    --------    --------    --------    --------
                  End of year                             $116,845      97,710      23,724     110,274        --       348,553
                                                          ========    ========    ========    ========    ========    ========


See accompanying notes to financial statements.

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997




(1)    DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       CBS Corporation (the Corporation or Plan Sponsor), formerly Westinghouse Electric Corporation, is the Plan Sponsor of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan). Westinghouse de Puerto Rico, Inc. was a wholly owned subsidiary of the Corporation until October 31, 1997, at which time it was sold to Ingersoll-Rand Company.

       The sale of Westinghouse de Puerto Rico, Inc. on October 31, 1997, resulted in substantially all Westinghouse de Puerto Rico, Inc. Retirement Savings Plan participants being transferred to a Plan Sponsored by Thermo King de Puerto Rico, Inc. (see note 6). As further discussed in note 7, the Plan Sponsor has expressed its intent to terminate the Plan effective June 30, 1999.

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual basis of accounting.

       (b)    INVESTMENTS

              The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value. Loans to participants are valued at cost, which approximates fair value.

       (c)    MEASUREMENT DATE

              Purchases and sales of securities are recorded on a trade date basis.

       (d)    DIVIDENDS

              Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (f)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.


(2)    DESCRIPTION OF THE PLAN

       The following description of the Plan provides only general information. Participants should refer to the Plan document or the summary Plan description for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan effective as of January 1, 1992. The Plan is subject to the provisions of ERISA. The Plan covered all full-time employees rendering service in Puerto Rico who are or were employees of Westinghouse de Puerto Rico, Inc. or certain existing and former divisions and subsidiaries of CBS Corporation (the Companies) and who were not covered under a collective bargaining agreement. Temporary employees or leased employees were not eligible to participate in the Plan.

              The administrative managers of the Corporation's plans serve as Plan Administrator.

       (b)    CONTRIBUTIONS

              Plan participants may elect to contribute on a pre-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as a basic contribution and from 1% to 4% of their total compensation excluding bonuses and incentive awards on a pre-tax basis as a supplementary contribution. Effective April 1, 1997, participants may elect to contribute on an after-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as an additional supplementary contribution. The Companies contribute an amount equal to 50% of the employee's basic contribution. The participant's maximum contribution cannot exceed the lesser of 12% of eligible compensation or $8,000 in 1998, (12% of eligible compensation or $7,500 in 1997), subject to the Puerto Rico Internal Revenue Code. The employee's election shall be effective for a minimum of one quarter.


                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              Upon enrollment in the Plan, a participant can elect for their contribution to be invested in one or more of the following four funds: the Fixed Income Fund; the Vanguard Index Trust 500 Portfolio (Vanguard Mutual Fund); the Fidelity Growth and Income Fund; or the CBS Common Stock Fund.

              Participants may direct their investments in 10% multiples in any combination they wish.

              The Companies have the right under the Plan to discontinue their contributions at any time.

       (c)    ROLLOVERS

              An employee eligible to participate in the Plan may elect to deposit (roll over) into the Plan distributions received from other plans that are qualified by the Puerto Rico Internal Revenue Code. Rollovers are fully vested at all times and are nonforfeitable.

       (d)    WITHDRAWALS

              All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of common stock, as detailed in the Plan document.

       (e)    LOANS

              Effective April 1, 1997, participants are eligible to take a loan from the Plan. The amount of a loan generally cannot exceed the lesser of $50,000 or one-half of the participant's total pre-tax vested account balance. Loans bear interest at a fixed rate which is equal to the prime rate in effect on the last business day of the calendar quarter prior to the loan origination date, plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

       (f)    VESTING AND FORFEITURES

              Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1992, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1992, must complete three years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing three years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions. Employer contributions were reduced by $0, and $6,897 in 1998 and 1997, respectively, from forfeited nonvested accounts.


                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (g)    PLAN EXPENSES

              The administrative managers are responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Corporation. Administrative expenses are paid directly by the Corporation and, accordingly, are not reflected in the Plan's financial statements.


(3)    INVESTMENTS

       The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997:

                                                                                   1998               1997
                                                                              ---------------    ---------------

             Beneficial interest in the Master Trust                          $    116,845          2,609,580
             Vanguard Index Trust 500 Portfolio                                     97,000            823,578
             Fidelity Growth & Income Fund                                          23,724            156,626
             CBS common stock                                                      110,153            336,741


(4)    MASTER TRUST (DOLLAR AMOUNTS IN THOUSANDS)

       As of December 31, 1998, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another Plan Sponsored by the Corporation. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1998 and 1997, the Plan's beneficial interest in the net assets of the Master Trust was less than 0.01% and 0.1%, respectively. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.


                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

       The following table presents the values of investments in the Master Trust as of December 31, 1998 and 1997 (in 000's):

                                                                    1998                               1997
                                                      ---------------------------------  ---------------------------------
                                                         CONTRACT          MARKET           CONTRACT          MARKET
                                                           VALUE            VALUE             VALUE            VALUE
                                                      ---------------- ----------------  ---------------- ----------------

       Guaranteed investment contracts                $     449,428          450,678           633,976         661,217
       Synthetic guaranteed investment
            contracts                                     1,955,176        2,023,929         2,106,927       2,125,700
       Cash (cash overdraft)                                 94,322           94,322           (13,336)        (13,336)
                                                      ================ ================  ================ ================
                         Master Trust                 $   2,498,926        2,568,929         2,727,567       2,773,581
                                                      ================ ================  ================ ================

       Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

       The contract value of the Master Trust excludes accrued investment consulting fees for the Fixed Income Fund payable to Bankers Trust Company.

       Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations
       (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $457,775 and $394,233 as of December 31, 1998, and $303,016 and
       $302,475 as of December 31, 1997, respectively.

       The aggregate investment gain from the Master Trust for the year ended December 31, 1998, of $167,677 is solely comprised of interest income. Certain expenses of the Master Trust are deducted from the aggregate investment gain.

       The average blended yield of all the investment contracts as of December 31, 1998 and 1997, was 6.41% and 6.83%, respectively, while the annual one year return for the years ended December 31, 1998 and 1997, was 6.54% and 6.61%, respectively.


                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(5)    TAX STATUS

       The Plan obtained a favorable determination letter dated September 27, 1993, from the Puerto Rico Department of the Treasury which qualifies the Plan as tax exempt under the provisions of the Puerto Rico Internal Revenue Code (the Code). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

       Under the Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest from insurance contracts and investment income received by the Trustee until the participant's account is distributed or withdrawals are made.


(6)    TRANSFER OF ASSETS AND OTHER EVENTS

       In connection with the sale of Westinghouse de Puerto Rico, Inc. to Ingersoll-Rand Company on October 31, 1997, assets equal to the October 31, 1997 account balances of the Plan's approximate 760 participants were transferred to a Plan Sponsored by Thermo King de Puerto Rico, Inc. Such transfer did not occur until subsequent to December 31, 1997, and, accordingly, the December 31, 1997, market value of these assets by fund are listed below:

                Fixed Income Fund                          $  2,474,304
                Vanguard Mutual Fund                            733,029
                Fidelity Growth and Income Fund                 137,375
                CBS Common Stock Fund                           235,233
                Loan Fund                                       383,915
                                                          ===============
                                                           $  3,963,856
                                                          ===============

       The above amounts were recorded as liabilities on the statement of net assets available for benefits as of December 31, 1997.

       The transfer balance of $10,643 as of December 31, 1998 reflects the adjustment to the accrued transfer balances as result of activity between December 31, 1997 and the transfer date.


                                                                     (Continued)

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(7)    PLAN TERMINATION

       The Plan Sponsor has expressed its intent to terminate the Plan. Benefits will continue to accrue through June 30, 1999, and all participants will be considered to be fully vested as of that date. Employees will receive a lump-sum payment from the Plan once the Company receives approval from the Puerto Rico Treasury Department to terminate the Plan, and such employees may elect to have his/her lump-sum payment paid to them directly or rolled over into another qualified plan or an Individual Retirement Account (IRA) account.

                                                                      SCHEDULE 1

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 2501202929

                                Plan Number: 007

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

   COLUMN A                   COLUMN B                               COLUMN C                     COLUMN D        COLUMN E
---------------  -----------------------------------   -------------------------------------   --------------  --------------
                                                        DESCRIPTION OF INVESTMENT INCLUDING
                    IDENTITY OF ISSUE, BORROWER,         MATURITY DATE, RATE OF INTEREST,                          CURRENT
                      LESSOR OR SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE           COST           VALUE
                 -----------------------------------   -------------------------------------   --------------  --------------
                                                       Registered investment companies:
                 Vanguard Group                          Vanguard Index Trust 500 Portfolio -
                                                           851 shares                          $      69,783          97,000

                 Fidelity Investments                    Fidelity Growth and Income Fund -
                                                           518 shares                                 18,616          23,724

        *        CBS Corporation                       Common stock - 3,357 shares                    54,826         110,153

        *        Bankers Trust Company                 BT Pyramid Directed Cash Fund                     133             133
                                                                                               --------------  --------------
                                                                                               $     143,358         231,010
                                                                                               ==============  ==============

*  Party-in-interest

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 2501202929

                                Plan Number: 007

                Line 27(d) - Schedule of Reportable Transactions

                         Year Ended December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
Single Transactions Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

      COLUMN A                     COLUMN B                COLUMN C       COLUMN D       COLUMN G       COLUMN H         COLUMN I
---------------------  --------------------------------  ------------   ------------   ------------  ---------------  --------------
                                                                                                      CURRENT VALUE
                                                                                                       OF ASSET ON
    IDENTITY OF                                            PURCHASE       SELLING         COST OF      TRANSACTION       NET GAIN
   PARTY INVOLVED            DESCRIPTION OF ASSET           PRICE          PRICE           ASSET           DATE           (LOSS)
---------------------  --------------------------------  ------------   ------------   ------------  ---------------  --------------
CBS Corporation        Common stock                      $      --         239,535        130,490          239,535         109,045



Note: Columns E (Lease/Rental) and F (Expense Incurred With Transaction) have been omitted because there is no information to report.

See accompanying independent auditors' report.





                                                                     (Continued)

                                                                      SCHEDULE 2

                        WESTINGHOUSE DE PUERTO RICO, INC.
                             RETIREMENT SAVINGS PLAN

                                 EIN: 2501202929

                                Plan Number: 007

                Line 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1998


------------------------------------------------------------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

      COLUMN A                     COLUMN B                COLUMN C        COLUMN D       COLUMN G       COLUMN H         COLUMN I
---------------------  --------------------------------  -------------   ------------   ------------  ---------------  -------------

                                                            NUMBER          NUMBER      TOTAL DOLLAR   TOTAL DOLLAR
    IDENTITY OF                                               OF              OF          VALUE OF       VALUE OF         NET GAIN
   PARTY INVOLVED            DESCRIPTION OF ASSET          PURCHASES        SALES         PURCHASES        SALES           (LOSS)
---------------------  --------------------------------  -------------   ------------   ------------  ---------------  -------------
CBS Corporation        Common stock                              --                2    $      --            242,752        110,759


See accompanying independent auditors' report.

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                       Westinghouse de Puerto Rico, Inc. Retirement Savings Plan


Dated: 6/29/99         By: /s/ A. G. Ambrosio
                       ----------------------------
                       Name: A. G. Ambrosio
                       Title: Plan Administrator

                                 EXHIBIT INDEX



Exhibit No.              Description

   23                   Consent of KPMG LLP